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BY EDGAR AND FACSIMILE

Ms. Lilyanna L. Peyser
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405
Phone Number: (202) 551-3222

September 11, 2009

Brazilian Distribution Company
Form 20-F for the year ended December 31, 2008
Commission File No. 1-14626

Dear Ms. Peyser:

Brazilian Distribution Company (the “Company”) has received the Staff’s comment letter dated August 10, 2009 concerning the above-referenced filing on Form 20-F (the “20-F”). On behalf of the Company, we advise you as follows regarding your comments as noted below:

SEC Comment No. 1

We note a June 16, 2009 announcement of the Global Markets Direct Financial Deals Tracker which states that you, Wal-Mart Stores Inc. and Carrefour S.A. plan to acquire the Brazilian supermarket operator, Sonda Supermercados Exportação e Importação Ltda. We also note that this information has not been disclosed in your Form 20-F or in a Form 6-K. Please explain to us why you have determined that it is not necessary or appropriate to disclose this information in a U.S. public filing or confirm that this information will be so disclosed.

Response to Comment No. 1

The Company some time ago executed a non-disclosure agreement with Sonda Supermercados Exportação e Importação Ltda. (“Sonda”); however, it has had no substantive negotiations with the target and is not currently pursuing any transaction with Sonda. The Company’s disclosure policy generally has been and continues to be not to comment on rumors, which it followed in this case. Accordingly, the Company determined that it was not necessary or appropriate to disclose any information regarding Sonda in a U.S. public filing.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MUNICH
NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Ms. Lylianna L. Peyser
Division of Corporation Finance – Securities and Exchange Commission
September 11, 2009

SEC Comment No. 2

Please revise your cover page to include the name, telephone, e-mail and/or facsimile number and address of a contact person at the company. Refer to Form 20-F.

Response to Comment No. 2

The Company will revise the cover page in future filings to include the name, telephone, e-mail and/or facsimile number and address of a contact person at the Company.

SEC Comment No. 3

We note that on the cover page you have indicated that your financial statements are prepared in accordance with U.S. GAAP; however, it appears that your financial statements have been prepared in accordance with Brazilian GAAP and contain a reconciliation to U.S. GAAP. Therefore, please revise your cover page to check the box indicating that your financial statements have been prepared by a means “Other” than U.S. GAAP or the International Financial Reporting Standards, or explain to us why that is inappropriate.

Response to Comment No. 3

The Company will revise the cover page in future filings to check the box indicating that its financial statements have been prepared by means “Other” than U.S. GAAP or the International Financial Reporting Standards.

SEC Comment No. 4

Please consider the advisability of including risk factors that address:

  the competitive and consolidating nature of your industry;
  the manner in which changes in interest rates, foreign exchange rates and other market factors have affected and will continue to affect your business; and
  the manner in which your business earnings, financial condition, liquidity and ability to obtain credit have been and will continue to be affected by the deterioration of the global economy and ongoing instability in the global financial markets.

Response to Comment No. 4

The Company has considered the advisability of including risk factors that address the issues mentioned in the Staff’s comment letter. First, the Company believes that the consolidating nature of the Brazilian retail food industry is not a risk to its business because the industry is nevertheless highly fragmented. The Company notes that, despite the consolidation trend within the industry, in 2008, the three largest supermarket chains (including the Company) represented only approximately 38% of the industry. In the Company’s view, the consolidation process in the Brazilian retail food industry is unlikely to result in a significant concentration. The Company also notes that it disclosed in the 20-F the risk relating to competition in the Brazilian retail food industry in “Item 3D. Risk Factors – Risks Relating to the Food Retail Industry and Us – We face significant competition, which may adversely affect our market share and net income.”

Ms. Lylianna L. Peyser
Division of Corporation Finance – Securities and Exchange Commission
September 11, 2009

Second, as a retail company, the Company’s business does depend in part on the availability of credit to its customers in Brazil, which is affected by changes in interest rates. However, the Company’s past experience, during times of rising and falling interest rates, does not indicate that changes in interest rates and other market factors to date have presented risks to its business. The Company also notes that changes in foreign exchange rates have been addressed in the 20-F in “Item 3D. Risk Factors – Risk Relating to Brazil – Exchange rate instability may adversely affect the Brazilian economy, our business and the market price of our preferred shares and ADSs.” In addition, it is the Company’s policy to enter into hedging transactions in the same amount and schedule of payment as its foreign currency denominated debt, offsetting possible effects of foreign exchange variation.

The Company operates its business entirely in Brazil and therefore the Company’s earnings, financial condition, liquidity and ability to obtain credit are significantly isolated from the deterioration of the global economy and ongoing instability in the global financial markets. The Company’s revenues derive from the Brazilian market and the Company’s business and financial condition do not depend on the availability of credit in the international markets. More generally, the Company has disclosed, in “Item 3D. Risk Factors – Risk Relating to Brazil – Developments and the perception of risk in other countries, especially in the United States and in emerging market countries, may adversely affect our business and the market price of Brazilian securities, including our preferred shares and ADSs,” the indirect effects that the global financial crisis has caused in Brazil, such as stock and credit market volatility, unavailability of credit, higher interest rates, a general economic slowdown, volatile exchange rates and inflationary pressure, among others.

Accordingly, the Company respectfully advises the Staff that it does not plan to change its disclosure in future filings to include risk factors relating to the issues mentioned in the Staff’s comment letter.

Ms. Lylianna L. Peyser
Division of Corporation Finance – Securities and Exchange Commission
September 11, 2009

SEC Comment No. 5

Please provide additional information that you use to determine trends and evaluate operating results that would help investors better assess your current and future prospects. Quantitative disclosure of the effects of known trends and uncertainties should be provided if reasonably available.

Response to Comment No. 5

The comment has been noted. The Company will use its best efforts to revise the disclosure to provide in future filings additional information regarding analyses and forecasts it relies on to determine trends and elaborate its business plan and targets. The analyses and forecasts currently include (i) expected growth of the Brazilian gross domestic product, inflation, food inflation, consumer spending, exchange rate, unemployment rate, development of retail sales in general and interest rate based on the opinion of consultancy firms specialized in macro-economy, (ii) prospective food prices based on the opinion of consultancy firms specialized in agriculture commodities, and (iii) evolution of consumer spending habits based on the opinion of specialized consultancy firms.

SEC Comment No. 6

Please revise your disclosure to include the dates of birth or ages of your directors and senior management. Refer to Item 6.A.3 of Form 20-F.

Response to Comment No. 6

The Company will revise the disclosure in future filings to include the dates of birth of its directors and senior management.

SEC Comment No. 7

The table setting forth the capital stock ownership of your major shareholders seems to indicate that your directors and officers, as a group, do not own any of your common stock. However, you state in “Item 6E. Share Ownership” that your directors and executive officers, individually and as a group, own less than 1% of your common stock, which suggests that they do own some amount of common stock. Please revise to clarify.

Response to Comment No. 7

The Company notes that the disclosure in “Item 6E. Share Ownership” refers to December 31, 2008, while the disclosure in “Item 7A. Major Shareholders” refers to the most recent practicable date, i.e., June 11, 2009. Thus, as of December 31, 2008, members of the board of directors and executive officers of the Company held four common shares of the Company, which represented on an individual basis and in the aggregate less than 1% of the common shares of the Company. After December 31, 2008, members of the board of directors and executive officers of the Company exchanged those common shares with the controlling shareholders of the Company for preferred shares. The Company will clarify this information in future filings.

Ms. Lylianna L. Peyser
Division of Corporation Finance – Securities and Exchange Commission
September 11, 2009

SEC Comment No. 8

Please revise your disclosure to include the annual high and low market prices of your preferred shares and ADS’s for 2007 and 2008. Refer to Item 9.A.4(a) of Form 20-F.

Response to Comment No. 8

The Company will revise the disclosure in future filings to include the annual high and low market prices of its preferred shares and ADSs for 2007 and 2008.

SEC Comment No. 9

Please confirm to us that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 15(d) of Form 20-F. Please consider including this disclosure in your future filings.

Response to Comment No. 9

There were no changes in the Company’s internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SEC Comments No. 10

Please file as an exhibit the Consultancy Agreement between you and Galeazzi & Associates relating to the implementation of a restructuring plan to improve the Sendas Association’s operational performance in Rio de Janeiro state.

Response to Comment No. 10

The Consultancy Agreement between the Company and Galeazzi & Associates will be filed under separate cover under a request for confidential treatment.

Ms. Lylianna L. Peyser
Division of Corporation Finance – Securities and Exchange Commission
September 11, 2009

SEC Comment No. 11

We note that you filed audited consolidated financial statements for your investment in Miravalles for the periods ended December 31, 2007 and 2006 in your 2007 Form 20-F. Please advise why these financial statements were not also filed with your 2008 Form 20-F, or revise.

Response to Comment No. 11

In accordance with Regulation S-X, Rule 3-09 paragraph (a): “If any of the conditions set forth in Rule 1-02(w), substituting 20 percent for 10 percent in the tests used therein to determine a significant subsidiary, are met for a majority-owned subsidiary not consolidated by the registrant or by a subsidiary of the registrant, separate financial statements of such subsidiary shall be filed. Similarly, if either the first or third condition set forth in Rule 1-02(w), substituting 20 percent for 10 percent, is met by a 50 percent or less owned person accounted for by the equity method either by the registrant or a subsidiary of the registrant, separate financial statements of such 50 percent or less owned person shall be filed.”

The Company holds a 50% voting interest in Miravalles. Therefore, management performed the significance test as of and for each of the three years ended on December 31, 2008 and concluded that such equity investee did not meet the significance tests for any of those years and therefore it was not necessary to include their financial statements in the 20-F.

SEC Comment No. 12

We read your disclosure on page F-99 regarding the additional 14.86% equity interest you acquired in Sendas Distribuidora in 2008 and we note you now own 57.43% subsequent to the exercise of the AIG put option. Please explain to us why this increase in equity did not necessitate consolidation of Sendas Distribuidora under US GAAP. Please summarize for us your US GAAP accounting analysis which supported continued accounting under the equity method for your investment in Sendas Distribuidora. Please be detailed in your response.

Response to Comment No. 12

Sendas Distribuidora (“Sendas”) is an equity investee since 2004 in which the Company holds 50% voting rights. The Company concluded that Sendas does not qualify for consolidation under US GAAP because the two voting shareholders of Sendas each have 50% voting interest; additionally, Sendas is not a variable interest entity and therefore it did not qualify for consolidation under the variable interest model of FIN 46(R).

Ms. Lylianna L. Peyser
Division of Corporation Finance – Securities and Exchange Commission
September 11, 2009

In 2008, the Company acquired an additional 14.86% interest represented by preferred shares, which according to the applicable Brazilian law, have no voting rights; thus, after the 2008 transaction, the Company still only has 50% of the voting rights, represented by the common shares, and therefore the Company concluded that equity accounting under APB 18 is still the appropriate accounting model for this equity investee.

SEC Comment No. 13

We note from your disclosure on page F-84 you recorded significant equity method goodwill of 47.4 million reais in connection with your step acquisition of Sendas Distribuidora. Based on your disclosure it would appear the excess of purchase price over carrying value was entirely allocated to goodwill. Please explain whether this was the case as well as your process for determining the fair value of the net assets of the investee. See paragraphs 35-43 of Statement no. 141. We may have further comment.

Response to Comment No. 13

As explained in our reply to comment no. 12, the acquisition of 14.86% of Sendas was an additional acquisition of preferred shares with no voting rights, accounted for as a step acquisition as per paragraph 14 of Statement No. 141.

We respectfully note that the Company did not record goodwill based on the difference between the purchase price and the carrying value of the net assets acquired. The Company applied the purchase accounting method pursuant to Statement No. 141. The Company determined the fair value of the net assets acquired and recorded goodwill for the difference between the purchase price and the fair value of the net assets acquired.

SEC Comments No. 14

Reference is made to your response to comment seven of your letter to us dated December 27, 2004, in which you agreed to provide revenue information by groups of similar products pursuant to paragraph 37 of SFAS no 37. In this regard, we do not view pharmacy items, gasoline, appliances, perishable food and non-perishable food items to be similar products. Please advise why this information has not been disclosed, or revise.

Response to Comment No. 14

The Company will disclose in future filings entity-wide information with respect to its products pursuant to paragraph 37 of Statement No. 131. The Company has determined that the following information about its products is appropriate:

Ms. Lylianna L. Peyser
Division of Corporation Finance – Securities and Exchange Commission
September 11, 2009

	2008	2007	2006

Food	75.8%	75.1%	73.5%
Non-Food	17.3%	17.2%	20.2%
Other (**)	6.9%	7.7%	6.3%

Total Sales (*)	100.0%	100.0%	100.0%

(*) – Represent total gross sales in Brazilian GAAP;
(**) – Represent sales of gasoline and pharmacy items;

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff’s comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at (011-55-11) 3702-2228 or Daniela Sabbag of the Company at (011-55-11) 3886-0421.

Very truly yours,

/s/ Fabiana Yoshie Sakai Fabiana Yoshie Sakai

cc: Daniela Sabbag – Companhia Brasileira de Distribuição
cc: Andrew B. Jánszky - Shearman & Sterling LLP